Endeavour Silver Appoints New Vice President, Engineering to Lead New Technical Services and Mine Development Group

VANCOUVER, BC -- (Marketwired - August 10, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces the appointment of Andrew Sharp as its new Vice President, Engineering to lead the Company's new Technical Services and Mine Development Group.

Mr. Sharp, B.Eng., FAusIMM., is a professional engineer with 30 years of experience in the mining industry, is fluent in Spanish and has worked many years in Mexico. He brings to Endeavour a wealth of experience in executive and mine management, mine planning and operations, mine startups and turnarounds, mine evaluations and feasibility studies, mine permitting and government relations.

Bradford Cooke, CEO and Director, commented, "I am thrilled to welcome Andrew to the Endeavour management team. His skills and experience are a nice fit with our senior group, and his depth and breadth of knowledge in the mining sector will enhance our ability to become bigger and better going forward as we optimize our three current mines and develop new mines to fuel our future growth."

Mr. Sharp started his mining career in 1982 working part time as an underground labourer at various mines in Western Australia while studying to earn his Bachelor of Engineering degree. After graduation in 1987, Andrew worked for 10 years as a mining engineer for Newmont and others at gold mines in Australia and Malaysia. From 1997 to 2005, he ran his own consulting practice in Australia, was Chief Mining Engineer at a gold mine in Ghana, and became Manager of Mine Planning Services for Ok Tedi Mining in Papua New Guinea. Over the past 12 years, Andrew took on a number of more senior roles, including Manager of Planning, Mine Manager, General Manager, Vice President of Technical Services and Executive Vice President of Mining Operations for companies such as Pan American Silver, Silver Standard and others.

Andrew's primary responsibilities at Endeavour will include leading the Company's new Technical Services and Mine Development Group, ensuring engineering excellence throughout the organization, overseeing the design, permitting and construction of development projects to production, supporting mine operations and acquisitions, completing optimization studies, introducing technological advances, and helping improve operational performance.

Endeavour's new Technical Services and Mine Development Group will include the existing construction and metallurgical managers, and will be joined by new managers of mining, geology and permitting, as well as project leaders for each of the two development projects, El Compas and Terronera.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
email: mbrown@edrsilver.com
website: www.edrsilver.com